Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2006 - MTNDD027, Subject to Completion, Dated July 21, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

ELKS®

____________________________________________________

Equity LinKed Securities

% Per Annum

ELKS Based Upon

The Common Stock of Halliburton Company

Due 2007

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

July 21, 2006

2	ELKS

ELKS®

Based Upon the Common Stock of Halliburton Company

Equity LinKed Securities due 2007

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

Overview of the ELKS®

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Halliburton Company have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

°	Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than the current dividend yield of Halliburton common stock and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay semi-annual coupons equal to approximately 11% to 12% per annum (to be determined on the Pricing Date).

°	No Principal Protection. While the ELKS provide limited protection against the decline in the price of Halliburton common stock, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) $10 in cash or (b) a fixed number of shares of Halliburton common stock equal to the Exchange Ratio ($10 divided by the Initial Share Price of Halliburton common stock) if the price of Halliburton common stock declines by approximately 25% (to be determined on the Pricing Date) or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day). Thus, if you receive shares of Halliburton common stock at maturity and the price of Halliburton common stock at maturity is less than the Initial Share Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

°	No Participation in the Growth Potential of the Underlying Stock. In return for receiving the fixed coupon and limited protection against a decline in the price of Halliburton common stock, you give up participation in any increase in the price of Halliburton common stock during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on Halliburton common stock.

ELKS	3

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Capitalized terms used in these summaries are defined in “Preliminary Terms” on the following page.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

°	Income oriented equity investors

°	Investors with moderate return expectations for Halliburton common stock who also seek limited protection against loss

°	Current or prospective holders of Halliburton common stock

°	Investors in non-principal-protected convertible securities

4	ELKS

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Halliburton Company
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA- (Moody’s/S&P) based upon the Citigroup guarantee
Principal Protection:	None
Pricing Date:	, 2006
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Approximately one year from the Pricing Date
Maturity Date:	Approximately one year from the Issue Date
Underlying Stock:	Common Stock of Halliburton Company (NYSE: “HAL”)
Issue Price:	$10.00 per ELKS
Coupon:	Approximately 11% to 12% per annum (to be determined on the Pricing Date), paid semi-annually
Amount To Be Received at Maturity:

For each $10 ELKS:

(1) a  number of shares of the Underlying Stock equal to the Exchange Ratio, if the trading price of the Underlying Stock any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 25% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Exchange Ratio:	A number of shares of the Underlying Stock per ELKS equal to $10 divided by the Initial Share Price (actual ratio to be determined on the Pricing Date)
Initial Share Price:	The closing price of the Underlying Stock on the Pricing Date
Listing:	Application has been made to list the ELKS on the American Stock Exchange under the symbol “EHC”
Agent’s Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

ELKS	5

Benefits of the ELKS

°	Current Income. The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than the anticipated dividend yield on the Underlying Stock and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

°	Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price, as long as the price does not decline below the predetermined percentage at any time (including intra-day) during the term of the ELKS. In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce. However, if at any time during the term of the ELKS, the Underlying Stock has declined by the predetermined percentage or more, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors for the ELKS

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the preliminary pricing supplement related to this offering for a full description of risks.

°	Potential for Loss. The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity is less than the Initial Share Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

°	Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity is significantly greater than the Initial Share Price but you do not receive shares of the Underlying Stock at maturity.

°	Potential for a Lower Comparative Yield. If the price of the Underlying Stock declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity is less than the Initial Share Price, which will result in your receiving Underlying Stock with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

°

Relationship to the Underlying Stock.    You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive

6	ELKS

dividends or other distributions, if any, with respect to the Underlying Stock unless and until you receive shares of the Underlying Stock at maturity.

°	Secondary Market. Citigroup Funding will apply to list the ELKS on the American Stock Exchange, but there is no assurance that a secondary market well develop or continue for the term of the ELKS. Although Citigroup Global Markets Inc. intends to make a market in the ELKS, it is not obligated to do so.

°	Resale Value of the ELKS May be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yield on the Underlying Stock, interest rates, the earnings performance of the issuer of the Underlying Stock, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

°	Fees and Conflicts: Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Stock by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

°	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

Halliburton Company

According to publicly available documents, Halliburton provides a variety of services, products, maintenance, engineering and construction to energy, industrial and governmental customers. Halliburton is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Halliburton files reports (including its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006) and other information with the SEC. Halliburton’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Halliburton’s publicly available documents and has not made any due diligence investigation or inquiry of Halliburton in connection with the offering of the ELKS. No representation is made that the publicly available information about Halliburton is accurate or complete.

The common stock of Halliburton is quoted on the New York Stock Exchange under the symbol “HAL.” According to Halliburton’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, as of April 24, 2006, there were 516,188,199 shares of common stock outstanding. Historical high and low sale prices for Halliburton common stock and the dividends paid on such common stock for each quarter since the first quarter of 2001 are included in the preliminary pricing supplement related to this offering under “Historical

ELKS	7

Data on the Common Stock of Halliburton Company” The following graph sets forth the daily closing price of Halliburton common stock, as reported on the New York Stock Exchange from January 1, 1995 to July 17, 2006. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Halliburton common stock are not indicative of future Halliburton common stock closing prices. This graph does not reflect intra-day pricing.

The closing price of Halliburton common stock on July 20, 2006 was $32.68.

The ELKS represent obligations of Citigroup Funding only. Halliburton Company is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

8	ELKS

What You Could Receive at Maturity—Hypothetical Examples

The six examples of hypothetical amounts you could receive at maturity set forth below are based on the following assumptions:

°	Issue Price: $10.00 per ELKS

°	Coupon: 11.50% per annum, payable semi-annually ($1.15 per ELKS total)

°	Initial Share Price: $35.00 per share of Halliburton common stock

°	Annualized current dividend yield of Halliburton common stock: 0.86% (hypothetical dividend yield is based on expectations that the current dividend will continue to be paid at the same rate)

°	Exchange Ratio: 0.28571 shares of Halliburton common stock per ELKS

°	At maturity, whether you receive Halliburton common stock or your initial investment ($10.00 per ELKS) depends on whether Halliburton common stock has declined by 25% or more (to $26.25 or less) at any time (including intra-day) after the Pricing Date up to and including the Valuation Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Share Price, the percentage decline from the Initial Share Price which will cause you to receive a fixed number of shares of Halliburton common stock at maturity instead of cash and the change in the price of Halliburton common stock from the Initial Share Price during the term of the ELKS.

Example 1: The lowest trading price of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $26.43 per share, which is not less than or equal to 75% of the Initial Share Price, and the closing price of Halliburton common stock at maturity is $26.43 per share, which is less than the Initial Share Price.

Amount received at maturity: $10.00 per ELKS

Return on Halliburton common stock (excluding cash dividend payments): –24.50%

Return on ELKS (excluding coupon payments): 0.00%

Return on Halliburton common stock (including cash dividend payments): –23.64%

Return on ELKS (including coupon payments): 11.50%

Example 2: The lowest trading price of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $26.43 per share, which is not less than or equal to 75% of the Initial Share Price, and the closing price of Halliburton common stock at maturity is $35.00 per share, which is equal to the Initial Share Price.

Amount received at maturity: $10.00 per ELKS

Return on Halliburton common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Halliburton common stock (including cash dividend payments): 0.86%

Return on ELKS (including coupon payments): 11.50%

ELKS	9

Example 3: The lowest trading price of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $26.43 per share, which is not less than or equal to 75% the Initial Share Price, and the closing price of Halliburton common stock at maturity is $42.00 per share, which is greater than the Initial Share Price.

Amount received at maturity: $10.00 per ELKS

Return on Halliburton common stock (excluding cash dividend payments): 20.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Halliburton common stock (including cash dividend payments): 20.86%

Return on ELKS (including coupon payments): 11.50%

Example 4: The lowest trading price of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $21.53 per share, which is less than or equal to 75% of the Initial Share Price, and the closing price of Halliburton common stock at maturity is $29.75 per share, which is less than the Initial Share Price.

Amount received at maturity: 0.28571 shares of Halliburton common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $8.50.

Return on Halliburton common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payments): –15.00%

Return on Halliburton common stock (including cash dividend payments): –14.14%

Return on ELKS (including coupon payments and the cash value of the Halliburton common stock): –3.50%

Example 5: The lowest trading price of shares of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $21.53 per share, which is less than or equal to 75% of the Initial Share Price, and the closing price of Halliburton common stock at maturity is $35.00 per share, which is equal to the Initial Share Price.

Amount received at maturity: 0.28571 shares of Halliburton common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $10.00.

Return on Halliburton common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payments): 0.00%

Return on Halliburton common stock (including cash dividend payments): 0.86%

Return on ELKS (including coupon payments and the cash value of the Halliburton common stock): 11.50%

Example 6: The lowest trading price of shares of Halliburton common stock at any time after the Pricing Date up to and including the Valuation Date is $21.53 per share, which is less than or equal to 75% of the Initial Share Price, and the closing price of Halliburton common stock at maturity is $38.50 per share, which is greater than the Initial Share Price.

Amount received at maturity: 0.28571 shares of Halliburton common stock (the hypothetical Exchange Ratio) per ELKS having a market value at maturity of $11.00.

Return on Halliburton common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payments): 10.00%

Return on Halliburton common stock (including cash dividend payments): 10.86%

Return on ELKS (including coupon payments and the cash value of the Halliburton common stock): 21.50%

10	ELKS

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$35.00	$35.00	$35.00	$35.00	$35.00	$35.00
75% of hypothetical Initial Share Price (per share)	$26.25	$26.25	$26.25	$26.25	$26.25	$26.25
Hypothetical lowest Trading Price (per share)	$26.43	$26.43	$26.43	$21.53	$21.53	$21.53
Is the hypothetical lowest Trading Price less than or equal to 75% of the hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes
Will you receive 0.28571 shares (the hypothetical Exchange Ratio) of Halliburton common stock at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$26.43	$35.00	$42.00	$29.75	$35.00	$38.50
Amount received at Maturity per ELKS (either in cash or market value of Halliburton common stock)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Return on Halliburton common stock (excluding cash dividend payments)	-24.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payments)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Halliburton common stock (including cash dividend payments)	-23.64%	0.86%	20.86%	-14.14%	0.86%	10.86%
Return on ELKS (either in cash or the market value of Halliburton common stock, including coupon payments)	11.50%	11.50%	11.50%	-3.50%	11.50%	21.50%

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying Stock received at maturity of the ELKS as capital assets. In general, the coupon payments paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon of approximately 11% to 12% per annum (to be determined on the Pricing Date), the interest component is expected to be approximately 5.5% (to be determined on the Pricing Date) and the option premium component is expected to be approximately 5.5% to 6.5% (to be determined on the Pricing Date). These components should be taxed as follows:

°	The interest component should be taxed as ordinary interest income when it is received or accrued in accordance with the U.S. investor’s method of accounting.

°	The option premium component (which amount is equal to the sum of the first and second option premium payments) should generally not be taxed until sale or maturity of the ELKS for cash. At maturity, the option premium component should be taxed as a short-term capital gain if the maturity payment is made in cash. If at maturity you receive shares of the Underlying Stock, the option premium component should reduce the cost basis of the stock received and no tax event should occur with respect to the option premium component until the disposal of the shares of the stock received.

ELKS	11

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person, the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the ELKS.

Individual retirement accounts, individual retirement annuities and Keogh plans will be permitted to purchase or hold the ELKS as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account’s decision to purchase or hold the ELKS, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of ELKS by his/her account, and (3) any SEP, Simple, or Keogh plans that purchase ELKS cover only owners and not employees.

Additional Considerations

In the event you receive shares of Halliburton common stock at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify Halliburton’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the preliminary pricing supplement related to this offering for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of Halliburton common stock, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of Halliburton common stock.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

www.des.citigroupcib.com

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.